

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Rhonda Keaveney
Chief Executive Officer
Reynaldo's Mexican Food Company, Inc.
PO Box 26496
Scottsdale, AZ 85255

      Re: Reynaldo's Mexican Food Company, Inc.
           Form 10-12G
           Filed August 29, 2022
           File No. 000-56463

Dear Rhonda Keaveney:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction